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                                                Filed pursuant to Rule 424(b)(5)
SUPPLEMENT TO PROSPECTUS SUPPLEMENT             Registration No. 333-38686
DATED NOVEMBER 28, 2000
(TO PROSPECTUS DATED NOVEMBER 27, 2000)

                                  $305,000,000
                                 (APPROXIMATE)

                                  CWABS, INC.
                                   DEPOSITOR

                         [COUNTRYWIDE HOME LOANS LOGO]

                           SELLER AND MASTER SERVICER

                    ASSET-BACKED CERTIFICATES, SERIES 2000-5
 DISTRIBUTIONS ARE PAYABLE ON THE 25TH DAY OF EACH MONTH, BEGINNING IN DECEMBER
                                      2000

                            ------------------------

     The Prospectus Supplement dated November 28, 2000 to the Prospectus dated November 27, 2000 with respect to the above captioned series of certificates is hereby amended as follows:

     1. The Section entitled "Summary -- Material Federal Income Tax Consequences" on page S-8 is hereby amended to add the following third paragraph:

     The Class M-1 and Class M-2 Certificates will also represent the beneficial interest in the right to receive payments from the carryover reserve fund pursuant to the pooling and servicing agreement.

     2. The first sentence in the third paragraph under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" on page S-43 is hereby amended to insert after the semi-colon in the third line of sub-paragraphs (1) and (2) the following:

     provided, however, that the Current Interest and any Interest Carry Forward Amount payable to the Class A-3 Certificates shall be deposited in the Carryover Reserve Fund to the extent needed to pay the Net Rate Carryover and the Required Carryover Reserve Fund Deposit for such Distribution Date and any amount remaining thereafter shall be distributed to the Class A-3 Certificates;

     3. Sub-paragraph (3) of the third paragraph under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" on page S-44 is hereby deleted in its entirety and replaced with the following sub-paragraphs.

          (3) with respect to the remaining Interest Funds from both Loan
     Groups:

COUNTRYWIDE SECURITIES CORPORATION  GREENWICH CAPITAL MARKETS, INC.
         Co-Lead Manager                    Co-Lead Manager

                                January 19, 2001
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             (a)  to the Class M-1 Certificates, the Current Interest and any
        Interest Carry Forward Amount for such Class; and

             (b) to the Class M-2 Certificates, the Current Interest and any Interest Carry Forward Amount for such Class;

          (4) to the Carryover Reserve Fund and then pro rata to the holders of the Class M-1 and Class M-2 Certificates in an amount equal to any Net Rate Carryover for such Class;

          (5) to the Carryover Reserve Fund, an amount equal to the Required Carryover Reserve Fund Deposit;

          (6) to the Class A-3 Certificates, any amounts withdrawn from the Carryover Reserve Fund for distribution to the Class A-3 Certificates as described in the Pooling and Servicing Agreement; and

          (7)  to the Class R Certificates, any remaining amount.

     4. Immediately preceding the definition of "Interest Funds" on page S-44 under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" the following is hereby added:

          "Class M-1 Interest Carryover Amount" with respect to any Distribution Date on which the Pass-Through Rate on the Class M-1 Certificates is based upon the Subordinate Net WAC, is the sum of (A) the excess of (i) the amount of interest the Class M-1 Certificates would otherwise be entitled to receive on such Distribution Date had the Pass-Through Rate for that Class not been determined based on the Subordinate Net WAC, over (ii) the amount of interest payable on the Class M-1 Certificates at the Subordinate Net WAC for such Distribution Date and (B) the Class M-1 Interest Carryover Amount for all previous Distribution Dates not previously paid, together with interest thereon at the Pass-Through Rate (without giving effect to the Subordinate Net WAC).

          "Class M-2 Interest Carryover Amount" with respect to any Distribution Date on which the Pass-Through Rate for the Class M-2 Certificates is based upon the Subordinate Net WAC, is the sum of (A) the excess of (i) the amount of interest the Class M-2 Certificates would otherwise be entitled to receive on such Distribution Date had the Pass-Through Rate for that Class not been determined based on the Subordinate Net WAC, over (ii) the amount of interest payable on the Class M-2 Certificates at the Subordinate Net WAC for such Distribution Date and (B) the Class M-2 Interest Carryover Amount for all previous Distribution Dates not previously paid, together with interest thereon at the Pass-Through Rate (without giving effect to the Subordinate Net WAC).

     5. The definition of "Current Interest" on page S-44 under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" is hereby amended by deleting the last line of such definition and inserting the following:

     reduced by the pro rata amount of Net Prepayment Interest Shortfall for such Class and such Distribution Date; provided, further, however, that Current Interest of the Class A-3 Certificates will be based on the Notional Amount of the related Loan Group.

     6. Immediately following the definition of "Interest Carry Forward Amount" on page S-44 under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" the following is hereby added:

          "Net Rate Carryover" with respect to any Distribution Date is an amount equal to the sum of (1) the Class M-1 Interest Carryover Amount for such Distribution Date (if any) and (2) the Class M-2 Interest Carryover Amount for such Distribution Date (if any); provided that when the term Net Rate Carryover is used with respect to only one Class of Certificates, it shall mean such carryover amount listed in clause (1) or (2) as applicable, with the same Class designation.

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     7.  The definition of "Notional Amount" on page S-45 under the heading
"Description of the Certificates -- Distributions -- Distributions of Interest" is hereby deleted in its entirety and the following is hereby inserted:

          "Notional Amount," with respect to the Class A-3 Certificates and any Distribution Date will be equal to the aggregate Stated Principal Balances of the Mortgage Loans in the related Loan Group or the Mortgage Pool, as applicable, as of the end of the related Due Period.

     8. The definition of "Subordinate Net WAC" on page S-45 under the heading "Description of the Certificates -- Distributions -- Distributions of Interest" is hereby deleted in its entirety and replaced with the following definition:

          "Subordinate Net WAC" is equal to (a) the sum of (i) the product of
     (A) the excess of the aggregate Stated Principal Balance of the Loan Group 1 Mortgage Loans over the Class A-1 Certificate Principal Balance for the immediately preceding Distribution Date and (B) the weighted average Adjusted Net Mortgage Rates of the Loan Group 1 Mortgage Loans, and (ii) the product of (A) the excess of the aggregate Stated Principal Balance of the Loan Group 2 Mortgage Loans over the sum of the Class A-2A Certificate Principal Balance and the Class A-2B Certificate Principal Balance for the immediately preceding Distribution Date and (B) the weighted average Adjusted Net Mortgage Rates of the Loan Group 2 Mortgage Loans, divided by
     (b) the sum of the Class M-1 Certificate Principal Balance and the Class M-2 Certificate Principal Balance for the immediately preceding Distribution Date.

     9. On page S-48 immediately preceding the sub-heading "Reports to Certificateholders" under the heading "Description of the Certificates", the following is hereby added:

     CARRYOVER RESERVE FUND

          The Pooling and Servicing Agreement establishes an account (the "Carryover Reserve Fund"), which is held in trust by the Trustee on behalf of the Class M-1 and Class M-2 Certificateholders. The Carryover Reserve Fund will not be an asset of any REMIC. Holders of the Class M-1 and Class M-2 Certificates will be entitled to receive payments from the Carryover Reserve Fund in an amount equal to any Net Rate Carryover. The amount required to be deposited in the Carryover Reserve Fund on any Distribution Date (the "Required Carryover Reserve Fund Deposit") will equal the lesser of:

             (a)  any Net Rate Carryover for such Distribution Date and

             (b) the interest amount otherwise distributable to the Class A-3 Certificates for such Distribution Date.

     10. On page S-49 under the heading "Description of the Certificates -- Reports to Certificateholders", the twelfth sub-paragraph is hereby amended by deleting the word "and" at the end of that sub-paragraph.

     11. On page S-49 under the heading "Description of the Certificates -- Reports to Certificateholders", the thirteenth sub-paragraph is hereby amended by deleting the period at the end of that sub-paragraph and replacing it with the following: ", and".

     12. On page S-49 under the heading "Description of the Certificates -- Reports to Certificateholders" the following additional numbered sub-paragraph is added immediately following sub-paragraph (13):

        (14) any Net Rate Carryover paid and all remaining Net Rate Carryover remaining on the Class M-1 and Class M-2 Certificates on such Distribution Date.

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     13.  On page S-56 under the heading "Yield, Prepayment and Maturity
Considerations -- Prepayments and Yields for Offered Certificates" the following is hereby added immediately following the second full paragraph:

          Although interest amounts accrued on the Class A-3 Certificates will be available to pay any Net Rate Carryover, there is no assurance that funds will be available or sufficient to pay such amounts. The ratings assigned to the Class M-1 and Class M-2 Certificates do not address the likelihood of the payment of such amount.

     14. The first sentence in the first paragraph under the heading "Material Federal Income Tax Consequences" on page S-62 is hereby deleted in its entirety and replaced with the following:

          The Pooling and Servicing Agreement provides that the Trust Fund, exclusive of the assets held in the Carryover Reserve Fund, will comprise several Lower Tier REMICs (as defined in the Pooling and Servicing Agreement) and an Upper Tier REMIC (as defined in the Pooling and Servicing Agreement) organized in a tiered REMIC structure.

     15. The first paragraph under the heading "Material Federal Income Tax Consequences -- Taxation of Regular Interests" on page S-62 is hereby amended by adding the following to the end of that paragraph:

     In addition, each of the Class M-1 and Class M-2 Certificates will represent a beneficial interest in the right to receive payments from the Carryover Reserve Fund, as applicable, to the extent of their entitlements to the Net Rate Carryover.

     16. The second paragraph under the heading "Material Federal Income Tax Consequences" on page S-62 is hereby amended by adding the following to the end of that paragraph:

     In addition, Tax Counsel will deliver an opinion concluding that the Carryover Reserve Fund is an "outside reserve fund" that is beneficially owned by the holders of the Class A-3 Certificates. Moreover, Tax Counsel will deliver an opinion concluding that the right of the holders of the Offered Certificates to receive payments from the Carryover Reserve Fund, pursuant to an Interest Rate Cap Agreement, represents, for federal income tax purposes, contractual rights coupled with regular interests within the meaning of Treasury Regulations sec. 1.860G-2(i).

     17. The following is hereby inserted before the subheading "Material Income Tax Consequences -- Status of the Offered Certificates" on page S-62:

          The following discussion assumes that the right of the Class M-1 and Class M-2 Certificates to receive payments from the applicable Carryover Reserve Fund will be treated as an Interest Rate Cap Agreement rather than as a partnership for federal income tax purposes. A holder of a Class M-1 or Class M-2 Certificate will be treated for federal income tax purposes as owning an interest in regular interests in the Upper Tier REMIC. If the rights of such Certificates to Net Rate Carryover were treated as representing the beneficial interests in an entity taxable as a partnership for federal income tax purposes with the Class A-3 Certificates, in respect of the Class A-3 Certificates' entitlement to interest, there would be potentially different tax timing consequences to Certificateholders and in withholding on such amounts to Certificateholders of the Class M-1 and Class M-2 Certificates who are non-U.S. Persons. Prospective investors in the Class M-1 and Class M-2 Certificates should consult their tax advisors regarding their appropriate tax treatment.

          A holder of a Class M-1 and Class M-2 Certificate must allocate its purchase price for such Certificate between its two components -- the REMIC regular interest component and the Interest Rate Cap Agreement component. For information reporting purposes, the Trustee will assume that, with respect to any Class M-1 or Class M-2 Certificate, the Interest Rate Cap Agreement component will have only nominal value relative to the value of the regular interest component. The IRS could, however, argue that the Interest Rate Cap Agreement component could be viewed as having been issued with an additional amount of OID (which could cause the total amount of discount to exceed

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     a statutorily defined de minimis amount). See "Federal Income Tax
     Consequences -- Taxation of Regular Interest Certificates" in the
     Prospectus.

          Upon the sale, exchange, or other disposition of a Class M-1 or Class M-2 Certificate, the holder must allocate the amount realized between the two components of the Class M-1 or Class M-2 Certificate based on the relative fair market values of those components at the time of sale. Assuming that a Class M-1 or Class M-2 Certificate is held as a "capital asset" within the meaning of section 1221 of the Code, gain or loss on the disposition of the regular interest component should, subject to the limitation described below, be capital gain or loss. Gain attributable to the regular interest component of a Class M-1 or Class M-2 Certificate will be treated as ordinary income, however, to the extent such gain does not exceed the excess, if any, of:

             (1) the amount that would have been includable in the holder's gross income with respect to the regular interest component had income thereon accrued at a rate equal to 110% of the applicable federal rate as defined in section 1274(d) of the Code determined as of the date of purchase of the Class M-1 or Class M-2 Certificate over

             (2) the amount actually included in such holder's income.

          As indicated above, a portion of the purchase price paid by a holder to acquire a Class M-1 or Class M-2 Certificate will be attributable to the Interest Rate Cap Agreement component of the Class M-1 or Class M-2 Certificate. The portion of the overall purchase price attributable to the Interest Rate Cap Agreement component must be amortized over the life of such Class M-1 or Class M-2 Certificate, taking into account the declining balance of the related Regular Interest component. Treasury regulations concerning notional principal contracts provide alternative methods for amortizing the purchase price of an interest rate cap contract. Under one method -- the level yield constant interest method -- the price paid for an interest rate cap agreement is amortized over the life of the cap as though it were the principal amount of a loan bearing interest at a reasonable rate. Holders are urged to consult their tax advisors concerning the methods that can be employed to amortize the portion of the purchase price paid for the Interest Rate Cap Agreement component of a Class M-1 or Class M-2 Certificate.

          Any payments made to a holder of a Class M-1 or Class M-2 Certificate from the Carryover Reserve Fund will be treated as periodic payments on an interest rate cap agreement. To the extent the sum of such periodic payments for any year exceed that year's amortized cost of the Interest Rate Cap Agreement component, such excess is ordinary income. If for any year the amount of that year's amortized cost exceeds the sum of the periodic payments, such excess is allowable as an ordinary deduction.

     18. On page S-67 under the heading "Ratings" the first sentence on that page carried over from the previous page is hereby deleted in its entirety and replaced with the following:

          The ratings on the Offered Certificates do not, however, constitute statements regarding the likelihood or frequency of prepayments on the Mortgage Loans, the payment of the Net Rate Carryover or the anticipated yields in light of prepayments.

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